

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2006

via U.S. Mail and facsimile to (920) 748-4334

Bruce P. Rounds
Vice President, Chief Financial Officer
Alliance Laundry Systems LLC, Alliance Laundry Corporation and Alliance Laundry
Holdings LLC
P.O. Box 990
Ripon, WI 54971-0990

      RE: Alliance Laundry Systems LLC, Alliance Laundry Corporation and
               Alliance Laundry Holdings LLC
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 9, 2006
               File Nos. 333-56857; 333-56857-01; 333-56857-02

Dear Mr. Rounds:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

                       Sincerely,

                       John M. Hartz
                       Senior Assistant Chief
                       Accountant